a2a
energie in comune

SEC Mail Processing
Section

JUN 22 2009

Washington, DC
110

FILE NO. 82-4911

09046403

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 18, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

6/25

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 6.2008

a2a
energie in comune

FILE NO. 82-4911

Press Release

Milan, 18 June 2009. After receiving the go-ahead of the Italian Competition Authority (AGCM), yesterday evening, A2A S.p.A. completed the sale of 49% of Malpensa Energia S.r.l., a company that holds a sub-concession to manage the cogeneration stations at Malpensa and Linate airports, to Sea S.p.A.

In selling this minority holding, A2A is continuing to implement its rationalisation plan for the company.

For further information:
A2A S.p.A.
Communication and Public Relations – Press Office
Tel. +39 02 7720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. +39 02 7720.3879 - ir@a2a.eu
www.a2a.eu